                       SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C.  20549




                                   FORM 11-K




                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                  For the Fiscal Year Ended December 31, 1994




               COMDATA HOLDINGS CORPORATION 401(K) RETIREMENT PLAN
                            (Full title of the Plan)



                            COMDATA HOLDINGS CORPORATION
                                 5301 Maryland Way
                             Brentwood, Tennessee  37027


                    (Name and address of principal executive
                  office of the issuer of the securities held
                             pursuant to the Plan)








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                            COMDATA HOLDINGS CORPORATION

                               401(K) RETIREMENT PLAN

                         FINANCIAL STATEMENTS AND SCHEDULES

                             DECEMBER 31, 1994 AND 1993


                                  TABLE OF CONTENTS

          REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                 1

          FINANCIAL STATEMENTS

            Statement of Net Assets - December 31, 1994            2

            Statement of Net Assets - December 31, 1993            3

            Statement of Changes in Net Assets for the Year
          Ended                                                    4
               December 31, 1994

          NOTES TO FINANCIAL STATEMENTS AND SCHEDULES              5

          SCHEDULES SUPPORTING FINANCIAL STATEMENTS

            Schedule I: Item 27a - Schedule of Assets Held
                        for Investment Purposes
                        -December 31, 1994                        10

            Schedule II: Item 27d - Schedule of Reportable
                         Transactions for the
                         Year Ended December 31, 1994             11


          SIGNATURE                                               12

          EXHIBITS
               Exhibit 23 - Consent of Independent
                               Public Accountant                  13












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                      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


          To the Administrator of the
          Comdata Holdings Corporation 401(K)
          Retirement Plan:


          We have audited the accompanying statements of net assets of the COMDATA HOLDINGS CORPORATION 401(K) RETIREMENT PLAN as of
                   31, 1994 and 1993, and the related statement of changes December in net assets for the year ended December 31, 1994. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 1994 and 1993, and the changes in its net assets for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

          Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes (Schedule I) and reportable transactions (Schedule II) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          /s/ARTHUR ANDERSON LLP

          Nashville, Tennessee
          January 31, 1996


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

                                         COMDATA HOLDINGS CORPORATION

                                            401(K) RETIREMENT PLAN

                                           STATEMENT OF NET ASSETS

                                              DECEMBER 31, 1994


                                                Comdata      Equity    Money       Asset
                                                 Stock       Index     Market   Management   Bond       Total
                                                  Fund        Fund      Fund       Fund      Fund       Funds
     ASSETS:
      Contributions receivable:
        Employer                              $  339,353    $     -   $      - $        -  $      -  $  339,353
        Employee                                   7,415     10,395      7,048     13,422     5,381      43,661
      Accrued investment income                      246         27      1,762         46        12       2,093

           Total receivables                     347,014     10,422      8,810     13,468     5,393     385,107


      Investments, at market:
        Common stock                           1,463,312          -          -          -         -   1,463,312
        Common funds - equity                          -    821,227          -  1,533,400         -   2,354,627
        Common funds - fixed                           -          -          -          -   856,994     856,994
        Short-term investments                    54,156     10,084    369,950     11,475     5,071     450,736
        Participant loans                         30,260      5,013     55,071      3,470       964      94,778
           Total investments                   1,547,728    836,324    425,021  1,548,345   863,029   5,220,447

      Transfers due (to) from other funds         95,733    (11,087)    (5,681)   (56,416)  (22,549)          -

           Total assets                        1,990,475    835,659    428,150  1,505,397   845,873   5,605,554

     LIABILITIES:
      Contributions refundable                    42,492     25,911     19,194     66,046    11,059     164,702

           Total liabilities                      42,492     25,911     19,194     66,046    11,059     164,702

     NET ASSETS                               $1,947,983   $809,748   $408,956 $1,439,351  $834,814  $5,440,852




     The accompanying notes are an integral part of this statement.

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

                                         COMDATA HOLDINGS CORPORATION

                                            401(K) RETIREMENT PLAN

                                           STATEMENT OF NET ASSETS

                                              DECEMBER 31, 1993

                                                Comdata      Equity    Money       Asset
                                                 Stock       Index     Market   Management   Bond       Total
                                                  Fund        Fund      Fund       Fund      Fund       Funds
     ASSETS:
      Contributions receivable:
        Employer                              $  156,764    $     -   $      - $        -  $     -   $  156,764
        Employee                                   4,914      7,608      7,295     11,710    5,160       36,687
      Accrued investment income                       37          5        627          8        4          681
           Total receivables                     161,715      7,613      7,922     11,718    5,164      194,132

      Investments, at market:
        Common stock                             857,551          -          -          -        -      857,551
        Common funds - equity                          -    575,863          -  1,345,177        -    1,921,040
        Common funds - fixed                           -          -          -          -  838,507      838,507
        Short-term investments                    16,716          -    223,197          -        -      239,913
        Participant loans                         31,185        614     43,488      2,345    1,336       78,968
           Total investments                     905,452    576,477    266,685  1,347,522  839,843    3,935,979

      Transfers due (to) from other funds              -          -          -          -        -            -

           Total assets                        1,067,167    584,090    274,607  1,359,240  845,007    4,130,111

     LIABILITIES:
      Contributions refundable                    20,412     13,350      4,222     24,617   16,078       78,679
      Other liabilities                           16,710          -          -          -        -       16,710
           Total liabilities                      37,122     13,350      4,222     24,617   16,078       95,389

     NET ASSETS                               $1,030,045  $ 570,740   $270,385 $1,334,623 $828,929   $4,034,722




     The accompanying notes are an integral part of this statement.


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

                                         COMDATA HOLDINGS CORPORATION

                                            401(K) RETIREMENT PLAN

                                      STATEMENT OF CHANGES IN NET ASSETS

                                     FOR THE YEAR ENDED DECEMBER 31, 1994


                                                Comdata      Equity    Money       Asset
                                                 Stock       Index     Market   Management   Bond       Total
                                                  Fund        Fund      Fund       Fund      Fund       Funds
     NET ASSETS, beginning of year            $1,030,045   $570,740   $270,385 $1,334,623  $828,929  $4,034,722

      Additions:
        Employer contributions                   339,353          -          -          -         -     339,353
        Employee contributions                   135,627    280,972    162,446    299,815   149,602   1,028,462
           Total contributions                   474,980    280,972    162,446    299,815   149,602   1,367,815

        Net gain (loss) on investments           451,794      6,767          -    (25,235)  (16,989)    416,337

        Interest income                            1,185        960     13,271      1,499       468      17,383

        Other, including transfers in (out)
          among funds                            102,323      7,779    (11,188)   (26,032)  (74,401)     (1,519)
           Total additions, net                1,030,282    296,478    164,529    250,047    58,680   1,800,016

      Deductions:
        Benefits paid                            112,344     57,470     25,958    145,319    52,795     393,886

     NET ASSETS, end of year                  $1,947,983   $809,748   $408,956 $1,439,351  $834,814  $5,440,852

     The accompanying notes are an integral part of this statement.



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                            COMDATA HOLDINGS CORPORATION

                               401(K) RETIREMENT PLAN

                     NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                             DECEMBER 31, 1994 AND 1993



          1. PLAN DESCRIPTION

             The following description of the Comdata Holdings Corporation
             401(k) Retirement Plan (the "Plan") is provided for general purposes only. Participants should refer to the Plan
             Agreement for a more complete description of the Plan's provisions.

             Purpose of the Plan

             The Plan is a defined contribution plan established January
             1, 1988 to provide retirement benefits for employees of Comdata Holdings Corporation (the "Company"). All employees of the Company who are 21 years of age and have completed one year of service, as defined, are eligible to participate.
             The Plan is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 ("ERISA").

             Contributions

             Participants may contribute up to 20% of their annual compensation to the Plan up to a maximum of $9,240 and $8,994 for calendar years 1994 and 1993, respectively. These contributions are considered income tax deferred in accordance with the Internal Revenue Code ("IRC").

             Through June 30, 1993, the Company provided a matching contribution equal to 100% of the first $100 of participant contributions and 25% of participant contributions over $100, up to 6% of compensation, as defined. Effective July 1, 1993, the Company matched 100% of the first $100 of participant contributions and 50% of participant contributions over $100, up to 3% of compensation, as defined. Additionally, upon approval of the Company's Board of Directors, the Company may make a discretionary contribution to the Plan which is allocated to participants' accounts based on compensation. As discussed in Note 5, subsequent to the Plan's year-end the Company made a discretionary contribution of $90,000 for the 1994 plan year.
             No discretionary contribution was made by the Company in 1993.





                                         - 5 -
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             Vesting

             Participants are fully vested in their contributions and the earnings thereon. Vesting in employer contributions begins after one year of service, as defined, at a rate of 20% annually. The participant is fully vested after five years.
             In the event of death or disability, a participant becomes
             100% vested and the balance will be paid to the participant or beneficiary.

             The non-vested portion of a participant's account is held separately until a break in employment service occurs. If the participant is not rehired at the end of the plan year in which the participant has five consecutive one-year breaks in employment, the non-vested portion of the participant's account is forfeited and used to augment company matching contributions.

             Benefits

             Upon termination of service due to death, disability, retirement or termination of employment, participants or their designated beneficiaries may elect to receive an amount equal to the value of the vested interest in their account.
             Additionally, participants or their designated beneficiaries may withdraw their vested account balances at any time on or after the age of 59 /. Under the Plan, participants may chose among various forms of payment: lump-sum, time period installments or level dollar installments. The installment forms of payment are limited to a twenty year period with periodic payments not less than $50 each.

             Participant Accounts

             Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions as well as the participant's share of the Plan's income.

             Investment Options

             Effective July 1, 1993, the Plan changed its investment options from three funds to five funds, all of which are managed by Bankers Trust of New York, the Plan's trustee.
             Participants may direct their contributions and related earnings into the five investment options in 10% increments and may change their investment elections quarterly.
             Participants may not direct the investment of employer matching contributions. Under the Plan, employer matching contributions are invested in the Comdata Stock Fund. A description of each investment option is provided on the following page.




                                         - 6 -
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                Comdata Stock Fund        This fund invests in shares of
                                          the Company's common stock which
                                          is publicly traded.

                Equity Index Fund         This fund invests principally in
                                          a portfolio of common stock
                                          constructed and maintained with
                                          the objective of providing
                                          investment results which
                                          approximate the performance of
                                          the Standard and Poor's 500
                                          composite stock price index.

                Money Market Fund         This fund invests primarily in
                                          income producing short-term
                                          investments.

                Asset Management Fund     This fund is comprised of an
                                          actively managed, diversified
                                          portfolio that invests in three
                                          broad categories: equities;
                                          money market instruments; and
                                          other fixed income obligations.

                Short and Intermediate    This fund invests in a
                Bond Fund                 diversified portfolio of foreign
                                          and domestic fixed income
                                          securities.

             Loans to Participants

             Under the Plan, loans to participants may be granted only for reasons of hardship, as defined. The amount borrowed is limited to the lesser of $50,000 or 50% of the participant's vested account balance, with a minimum loan amount of $1,000.
             Loans are repaid through payroll deductions over periods not to exceed five years. The interest rate is determined by the Plan Administrator based on prevailing market conditions.
             Therefore, loans made at different times may bear different rates of interest due to changes in commercial interest rates. The average interest rate for participant loans during 1994 and 1993 were approximately 9.3% and 9.0%, respectively.

             Participant Terminations

             In 1993, the Company terminated approximately 175 Plan participants. There were no significant terminations of Plan participants during 1994.

             Trustee
             The assets of the Plan are administered under the terms of a trust agreement between the Company and Bankers Trust of New
             York (the "Trustee") effective July 1, 1993. Prior to that date, NationsBank of Tennessee served as trustee of the Plan.


                                         - 7 -
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             Plan Termination

             Although it has not expressed any intent to do so, the Company has the right under the Plan Agreement to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan terminates, participants remain vested in their accounts.


          2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

             Basis of Accounting

             Financial statements of the Plan are presented on the accrual basis of accounting.

             Income Recognition

             Interest income is recorded as earned on the accrual basis.
             Dividend income is recorded on the ex-dividend date.

             Investment Valuation

             Cash equivalents are stated at cost which approximates market value while marketable securities are recorded at market value, as established by the Trustee, as of December 31, 1994 and 1993, respectively.

             Administrative Expenses

             Administrative expenses of the Plan are paid by the Company and totaled $41,165 and $50,116 for 1994 and 1993, respectively.


          3. INVESTMENTS

             The Trustee holds all of the Plan's investments and executes all transactions therein.
             The fair market values of assets that represent 5% or more of the Plan's net assets as of December 31, 1994 and 1993 are as follows:
                                                          1994         1993


               Comdata Holdings Corporation          $1,463,312     $ 857,551
               BT Pyramid Equity Index Fund             821,227       575,863
               BT Pyramid Discretionary Cash Fund       369,950       223,197
               BT Pyramid Asset Management Fund       1,533,400     1,345,177
               BT Pyramid Short and
                 Intermediate Bond Fund                 856,994       838,507



                                         - 8 -
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          4. TAX STATUS

             The Plan is qualified under the IRC as exempt from federal income taxes. Effective July 1, 1993, the Plan was restated to incorporate the latest Plan amendments and to conform with the Tax Reform Act of 1986. The Plan, as restated, has received a favorable determination letter dated December 8, 1994. The Plan Administrator and legal counsel believe the Plan, as restated, is designed and is currently being operated in compliance with the applicable requirements of the IRC.


          5. SUBSEQUENT EVENTS

             In February 1995, the Company acquired Trendar Corporation.
             In connection with the acquisition, all Trendar employees who were participants of the Trendar 401(k) plan, became participants of the Comdata 401(k) plan. Comdata has filed a request with the IRS to transfer all funds which were invested in Trendar's 401(k) plan prior to the acquisition to the Comdata plan.

             On April 20, 1995, the Company's Board of Directors approved a discretionary employer contribution of $90,000 for the 1994 plan year which was received by the Plan in May 1995. Since the contribution was not approved until after December 31, 1994, it is not reflected in the accompanying financial statements as of December 31, 1994 and for the year then ended.

             In December 1995, the Company completed its merger with Ceridian Corporation as announced by the Company in August
             1995. Pursuant to the terms of the merger, each share of Comdata common stock held by the Plan was exchanged for .57 shares of Ceridian common stock. The Plan's management is unable to determine any additional impact of the merger on the Plan.



          6. CERTIFIED INFORMATION

             As explained in Note 1, effective July 1, 1993 the Plan's funds are maintained by the Banker's Trust of New York. The
             Plan Administrator has instructed the independent public accountants not to examine the information certified as complete and accurate by Banker's Trust of New York and NationsBank of Tennessee. This certification applies to substantially all Plan assets and transactions for the dates presented.





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                                                                 SCHEDULE I
                            COMDATA HOLDINGS CORPORATION

                               401(K) RETIREMENT PLAN


             ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                  DECEMBER 31, 1994


                                      Description of
                                        Investment
              Identity of Issuer,   Including Maturity             Current
              Borrower, Lessor, or     Date, Rate of      Cost      Value
                 Similar Party           Interest,
                                    Collateral, Par or
                                      Maturity Value


          *  Comdata Holdings      Common stock, par     $1,259,210 $1,463,312
               Corporation           value $.01 per
                                     share

          *  Bankers Trust         Common funds -         2,326,296  2,354,627
                                     equity

          *  Bankers Trust         Common funds -           852,994    856,994
                                     fixed

          *  Bankers Trust         Short-term               450,736    450,736
                                     investments

          *  Various plan          Participant loans -
               participants          payable up to five
                                     years, interest
                                     rates ranging from
                                     7.0% to 11.25%          94,778     94,778

                                       Total assets held
                                        for investment
                                         purposes        $4,984,014 $5,220,447

The accompanying notes are an integral part of this schedule.

* Represents a party in interest.





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





                                                                     SCHEDULE II
                            COMDATA HOLDINGS CORPORATION

                               401(K) RETIREMENT PLAN

                   ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                        FOR THE YEAR ENDED DECEMBER 31, 1994

                          Series of Transactions Involving
                        More Than 5% of Beginning Plan Assets


         Identity of Issuer,                       Purchases                 Sales
         Borrower, Lessor, or     Description of    Purchase   Selling     Cost of      Net
            Similar Party          Investment        Price      Price       Assets    Gain/Loss
     *  Bankers Trust         Common funds -     $  254,473  $   11,476  $    9,933    $  1,543
                                equity

     *  Bankers Trust         Common funds -        324,173     111,032     108,643       2,389
                                equity

     *  Bankers Trust         Short-term          1,397,828   1,176,584   1,176,584           -
                                investments



            The accompanying notes are an integral part of this schedule.


                          * Represents a party in interest.



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                                      SIGNATURE



               Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             COMDATA HOLDINGS CORPORATION
                                             401(K) RETIREMENT PLAN

Date:   March 15, 1996                  By:  /s/Russ Follis
                                             Russ Follis
                                             Plan Administrator






























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